UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

_________________

NORTEK, INC.

(Issuer)

AIGIS MECHTRONICS, INC.

BROAN-MEXICO HOLDINGS, INC.

BROAN-NUTONE LLC

BROAN-NUTONE STORAGE SOLUTIONS LP

CES GROUP, INC.

CES INTERNATIONAL LTD.

CLEANPAK INTERNATIONAL, INC.

ELAN HOME SYSTEMS, L.L.C.

GEFEN, INC.

GOVERNAIR CORPORATION

GTO, INC.

HC INSTALLATIONS, INC.

HOMELOGIC LLC

HUNTAIR, INC.

INTERNATIONAL ELECTRONICS LLC

LINEAR LLC

LITETOUCH, INC.

MAGENTA RESEARCH LTD.

MAMMOTH-WEBCO, INC.

NILES AUDIO CORPORATION

NORDYNE INC.

NORDYNE INTERNATIONAL, INC.

NORTEK INTERNATIONAL, INC.

NUTONE LLC

OMNIMOUNT SYSTEMS, INC.

OPERATOR SPECIALTY COMPANY, INC.

PACIFIC ZEPHYR RANGE HOOD, INC.

PANAMAX INC.

RANGAIRE GP, INC.

RANGAIRE LP, INC.

SECURE WIRELESS, INC.

SPEAKERCRAFT, INC.

TEMTROL, INC.

XANTECH CORPORATION

ZEPHYR CORPORATION

(Guarantors)

(Names of Applicants)

50 Kennedy Plaza

Providence, Rhode Island 02903-2360

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

_________________

Title of Class	Amount
11% Senior Secured Notes due 2013	Approximately $750.0 million aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after the date of the Effective Date under the Plan of Reorganization.

Name and Address of Agent for Service:	With a copy to:

Kevin W. Donnelly, Esq.	Matthew D. Bloch, Esq.
Vice President, General Counsel and Secretary	David P. Murgio, Esq.
Nortek, Inc.	Weil, Gotshal & Manges LLP
50 Kennedy Plaza	767 Fifth Avenue
Providence, RI 02903-2360	New York, NY 10153
(401) 751-1600	(212) 310-8000

_________________

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

2

GENERAL

1. GENERAL INFORMATION.

(a) Form of organization:

Applicant	Form of Organization	Jurisdiction of Organization
Nortek, Inc. (the “Company”)	Corporation	Delaware
Aigis Mechtronics, Inc.	Corporation	Delaware
Broan-Mexico Holdings, Inc.	Corporation	Delaware
Broan-NuTone LLC	Limited Liability Company	Delaware
Broan-NuTone Storage Solutions LP	Limited Partnership	Delaware
CES Group, Inc.	Corporation	Delaware
CES International Ltd.	Corporation	Delaware
Cleanpak International, Inc.	Corporation	Delaware
Elan Home Systems, L.L.C.	Limited Liability Company	Kentucky
Gefen, Inc.	Corporation	California
Governair Corporation	Corporation	Oklahoma
GTO, Inc.	Corporation	Florida
HC Installations, Inc.	Corporation	Delaware
HomeLogic LLC	Limited Liability Company	Delaware
Huntair, Inc.	Corporation	Delaware
International Electronics LLC	Limited Liability Company	Massachusetts
Linear LLC	Limited Liability Company	California
LiteTouch, Inc.	Corporation	Utah
Magenta Research Ltd.	Corporation	Connecticut
Mammoth-Webco, Inc.	Corporation	Delaware
Niles Audio Corporation	Corporation	Delaware
Nordyne Inc.	Corporation	Delaware
NORDYNE International, Inc.	Corporation	Delaware
Nortek International, Inc.	Corporation	Delaware
NuTone, LLC	Limited Liability Company	Delaware
OmniMount Systems, Inc.	Corporation	Arizona
Operator Specialty Company, Inc.	Corporation	Michigan
Pacific Zephyr Range Hood, Inc.	Corporation	California
Panamax Inc.	Corporation	California
Rangaire GP, Inc.	Corporation	Delaware
Rangaire LP, Inc.	Corporation	Delaware
Secure Wireless, Inc.	Corporation	California
SpeakerCraft, Inc.	Corporation	Delaware
Temtrol, Inc.	Corporation	Oklahoma
Xantech Corporation	Corporation	California
Zephyr Corporation	Corporation	California

(b) State or other sovereign power under which organized:

See the information provided in response to Section 1(a).

Except for the Company, each of the foregoing entities shall be referred to herein collectively as the “Guarantors”.  The Company and the Guarantors shall be referred to herein collectively as the “Applicants”.

3

2. SECURITIES ACT EXEMPTION APPLICABLE.

Nortek Inc.’s (the “Company’s”) senior secured notes due 2013 (the “New Notes”), to be issued under the indenture to be qualified hereby (the “Indenture”), will be offered to holders of the Company’s 10% Senior Secured Notes due 2013 (the “Old Notes”), pursuant to the terms of the plan of reorganization of NTK Holdings, Inc. (“NTK Holdings”) and its debtor subsidiaries, including the Company (the “Plan of Reorganization”), under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).  The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”). The New Notes are being offered in exchange for all outstanding Old Notes at the exchange ratio of $1,000 principal amount of the New Notes for each $1,000 principal amount of the Old Notes. The terms of the Plan of Reorganization are contained in the Disclosure Statement dated September 18, 2009 attached hereto as Exhibit T3E.1.

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the New Notes to the holders of Old Notes will satisfy the aforementioned requirements.

AFFILIATIONS

3. AFFILIATES.

The following is a list of affiliates of the Applicants as of the date of this Application for Qualification.

Company Name	Jurisdiction of Formation	Owner	Percentage
THL-Nortek Investors LLC	Delaware	Private investors[1]
NTK Holdings, Inc.	Delaware	THL-Nortek Investors LLC	100%
Nortek Holdings, Inc.	Delaware	NTK Holdings, Inc.	100%
Nortek, Inc.	Delaware	Nortek Holdings, Inc.	100%
Aigis Mechtronics, Inc.	Delaware	Linear LLC	100%
Best Deutschland GmbH	Germany	Best S.P.A.	100%
Best France S.A.	France	Best S.P.A.	100%
Best Poland S.p.zo.o.	Poland	Best S.P.A.	100%
Best S.P.A.	Italy	Nortek (UK) Limited Elektromec S.p.A.	99.9956% 0.0044%
Broan Building Products (Huizhou) Co., Ltd.	China	Broan-NuTone LLC	100%
Broan Building Products-Mexico, S. de R.L. de C.V.	Mexico	Broan-Mexico Holdings, Inc. Nortek International, Inc.	99.96% 0.04%
Broan-Mexico Holdings, Inc.	Delaware	Nortek, Inc.	100%
Broan-NuTone (HK) Limited	Hong Kong	Broan-NuTone LLC	100%
Broan-NuTone Canada, Inc.	Ontario, Canada	Nortek International Holdings B.V.	100%
Broan-NuTone LLC	Delaware	Nortek, Inc. NuTone LLC	70.00% 30.00%

_________________________

1   See Item 5(a)(1)(C) for a list of persons who may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Investors LLC.

4

Broan-NuTone Storage Solutions LP	Delaware	Rangaire LP, Inc. Rangaire GP, Inc.	99.00% 1.00%
CES Group, Inc.	Delaware	Nordyne Inc.	100%
CES International Ltd.	Delaware	Mammoth-Webco, Inc.	100%
Cleanpak International, Inc.	Delaware	CES Group, Inc.	100%
Combi Parts S.r.l.	Italy	Best S.P.A. Nortek (UK) Limited	99.00% 1.00%
Eaton-Williams (Millbank) Limited	United Kingdom	Eaton-Williams Group Limited	100%
Eaton-Williams Exports Limited	United Kingdom	Eaton-Williams Group Limited	100%
Eaton-Williams Group Limited	United Kingdom	Eaton-Williams Limited	100%
Eaton-Williams Holdings Limited	United Kingdom	Nortek (UK) Limited	100%
Eaton-Williams Limited	United Kingdom	Eaton-Williams Holdings Limited	100%
Eaton-Williams Products Limited	United Kingdom	Eaton-Williams Group Limited	100%
Eaton-Williams Service Limited	United Kingdom	Eaton-Williams Group Limited	100%
Edenaire Limited	United Kingdom	Eaton-Williams Group Limited	100%
Elan Home Systems, L.L.C.	Kentucky	Linear LLC	100%
Elektromec S.p.A.	Italy	Nortek (UK) Limited Best S.p.A.	99.99% 0.01%
Fidelity Investment Co.	Rhode Island	Nortek, Inc.	100%
Gefen, Inc.	California	Linear LLC	100%
Governair Corporation	Oklahoma	CES Group, Inc.	100%
GTO, Inc.	Florida	Linear LLC	100%
HC Installations, Inc.	Delaware	Huntair, Inc.	100%
Home Touch Lighting Systems, LLC	Utah	LiteTouch, Inc.	100%
HomeLogic LLC	Delaware	Elan Home Systems, L.L.C.	100%
Huntair, Inc.	Delaware	CES Group, Inc.	100%
Imerge Limited	United Kingdom	Nortek (UK) Limited	100%
Innergy Tech Inc.	Quebec	Venmar Ventilation Inc.	100%
International Electronics LLC	Massachusetts	Linear LLC	100%
Linear Canada Holdings, Inc.	Delaware	Linear LLC	100%
Linear Electronics of Canada, Ltd.	Canadian Federal	Linear Canada Holdings, Inc.	100%
Linear H.K. LLC	Delaware	Nortek (UK) Limited	100%
Linear H.K. Manufacturing, Limited	Hong Kong	Nortek Holding B.V. Linear H.K. LLC	99.99% 0.01%
Linear LLC	California	Nortek, Inc.	100%
LiteTouch, Inc.	Utah	Linear LLC	100%
Magenta Research Ltd.	Connecticut	Linear LLC	100%
Mammoth-Webco, Inc.	Delaware	CES Group, Inc.	100%
Miller de Mexico S.A. de R.L. de C.V.	Mexico	NORDYNE International, Inc. Nordyne Inc.	99.00% 1.00%
Niles Audio Corporation	Delaware	Linear LLC	100%
Nordyne de Puerto Rico, LLC	Puerto Rico	NORDYNE International, Inc.	100%
Nordyne Inc.	Delaware	Nortek, Inc.	100%
NORDYNE International, Inc.	Delaware	Nordyne Inc.	100%
Nortek (UK) Limited	United Kingdom	Nortek Holding B.V.	100%
Nortek Holding B.V.	The Netherlands	Nortek International Holdings B.V.	100%
Nortek International Holdings B.V.	The Netherlands	Nortek International, Inc.	100%
Nortek International, Inc.	Delaware	Nortek, Inc. Linear LLC	72.00% 28.00%

5

Nortek Trading, Ltd.	British Virgin Island	Nortek International, Inc.	100%
NuTone LLC	Delaware	Nortek, Inc.	100%
OmniMount Systems, Inc.	Arizona	Linear LLC	100%
Operator Specialty Company, Inc.	Michigan	Linear LLC	100%
Pacific Zephyr Range Hood, Inc.	California	Broan-NuTone LLC	100%
Panamax Inc.	California	Linear LLC	100%
Precision Air Control Limited	United Kingdom	Eaton-Williams Group Limited	100%
Rangaire GP, Inc.	Delaware	Broan-NuTone LLC	100%
Rangaire LP, Inc.	Delaware	Broan-NuTone LLC	100%
Ring Brothers Corporation	California	Nortek, Inc.	100%
Secure Wireless, Inc.	California	Linear LLC	100%
SpeakerCraft, Inc.	Delaware	Linear LLC	100%
Stilpol SP. Zo.O.	Poland	Best S.P.A.	100%
Temtrol, Inc.	Oklahoma	CES Group, Inc.	100%
Vapac Humidity Control Limited	United Kingdom	Eaton-Williams Group Limited	100%
Venmar CES, Inc.	Saskatchewan, Canada	Venmar Ventilation Inc.	100%
Venmar Ventilation (H.D.H.) Inc.	Quebec, Canada	Venmar Ventilation Inc.	100%
Venmar Ventilation Inc.	Quebec, Canada	Broan-NuTone Canada, Inc.	100%
Ventrol Air Handling Systems Inc.	Quebec, Canada	CES Group, Inc.	100%
Xantech Corporation	California	Linear LLC	100%
Zephyr Corporation	California	Broan-NuTone LLC	100%

Except with respect to THL-Nortek Investors LLC and NTK Holdings, Inc., the Company expects all of the entities listed above to exist upon consummation of the Plan of Reorganization. The Company expects NTK Holdings, Inc. to be dissolved or converted to a limited liability company upon consummation of the Plan of Reorganization. In addition, Nortek Holdings Inc. and its parent entities will cease to beneficially own any equity interests in the Company and will cease to be “affiliates” of the Company, including THL-Nortek Investors LLC.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants.  See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates of the Applicants commencing on the Effective Date by virtue of their anticipated holdings of voting securities of the Applicants to be distributed pursuant to the Plan of Reorganization. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS.

The following tables list the names and offices held by all directors and executive officers of the Applicants as of the date of this application.

The Company

The directors and executive officers of the Company are the following individuals, who, except as specified, are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. New directors of the Company will be designated on the Effective Date in accordance with the applicable provisions of the Plan of Reorganization. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Nortek, Inc., 50 Kennedy Plaza, Providence, RI 02903-2360.

Name	Office
Richard L. Bready	Chairman, President and Chief Executive Officer
Almon C. Hall	Vice President and Chief Financial Officer

6

Kevin W. Donnelly	Vice President, General Counsel and Secretary
Edward J. Cooney	Vice President and Treasurer
Thomas H. Dougherty	Vice President – Special Projects
Bruce E. Fleming	Vice President – Corporate Development
Theodore F. Martin	Vice President, Controller
Andrew W. Prete	Assistant Secretary
Jeffrey C. Bloomberg	Director (to resign at or prior to the Effective Date)
Joseph M. Cianciolo	Director (to resign at or prior to the Effective Date)
Anthony J. DiNovi	Director (to resign at or prior to the Effective Date)
David V. Harkins	Director (to resign at or prior to the Effective Date)
David B. Hiley	Director (to resign at or prior to the Effective Date)
Kent R. Weldon	Director (to resign at or prior to the Effective Date)

The Guarantors

The directors and executive officers of Aigis Mechtronics, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 1124 Louise Road, Winston-Salem, NC 27107-5450.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
R. Keith Todd	President
Kevin W. Donnelly	Vice President and Secretary
Bradley L. Kauffman	Vice President Operations
Charles E. Monts	Vice President
Donald L. Myers	Vice President Finance
Andrew W. Prete	Assistant Secretary
Grant D. Rummell	Vice President

The directors and executive officers of Broan-Mexico Holdings, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Broan-NuTone LLC, 926 West State Street, Hartford, WI 53027.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
David L. Pringle	President
Kevin W. Donnelly	Vice President and Secretary
Andrew W. Prete	Assistant Secretary

The executive officers of Broan-NuTone LLC are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 926 West State Street, Hartford, WI 53027.

Name	Office
David L. Pringle	President and Chief Executive Officer
David T. Baumann	Vice President and Controller
James D. Boldt	Group Vice President of Engineering
Richard L. Bready	Vice President
Edward J. Cooney	Vice President and Treasurer
Kevin W. Donnelly	Vice President and Secretary

7

Eliot Duncan	Group Vice President of Product Safety
George P. Ebner	Vice President Sales – Wholesale
Robert N. Guiette	Vice President
Scott Kirkendall	Vice President of Retail Sales
John Lewis	Group Vice President of Operations
Wayne H. Losinske	Vice President of Marketing
John M. Pendergast	Group Senior Vice President and Chief Financial Officer
Andrew W. Prete	Assistant Secretary
Warren Simmons	Group Vice President, Supply Chain Management
Stephen K. Swenerton	Group Senior Vice President of Marketing and Retail Sales

The executive officers of Broan-NuTone Storage Solutions LP are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 501 S. Wilhite, Cleburne, TX 76033.

Name	Office
Steven J. Quinette	President
Richard L. Bready	Vice President
Edward J. Cooney	Vice President and Treasurer
Kevin W. Donnelly	Vice President and Secretary
John Lewis	Vice President of Operations
Andrew W. Prete	Assistant Secretary
David L. Pringle	Vice President

The directors and executive officers of CES Group, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 13200 Pioneer Trail, Eden Prairie, MN 55347-4125.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Eric Roberts	President
Brian J. Smith	Chief Financial Officer
Kevin W. Donnelly	Vice President and Secretary
Andrew W. Prete	Assistant Secretary

The directors and executive officers of CES International Ltd. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o CES Group, Inc., 13200 Pioneer Trail, Eden Prairie, MN 55347-4125.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Eric Roberts	President
Kevin W. Donnelly	Vice President and Secretary
Andrew W. Prete	Assistant Secretary
Brian J. Smith	Vice President, Finance

The directors and executive officers of Cleanpak International, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 11555 SW Myslony Street, Tualatin, OR 97062.

8

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
David E. Benson	President
John E. Albert	Vice President and Chief Operating Officer
Kevin W. Donnelly	Vice President and Secretary
Andrew W. Prete	Assistant Secretary

The executive officers of Elan Home Systems, L.L.C. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 1300 New Circle Road, Suite 150, Lexington, KY 40505-4259.

Name	Office
Robert P. Farinelli, Jr.	President
Grant D. Rummell	Chief Executive Officer
Paul E. Starkey	Executive Vice President – Sales and Marketing
Richard L. Bready	Vice President
Edward J. Cooney	Vice President and Treasurer
K. Jeffrey Dillender	Vice President, Operations
Kevin W. Donnelly	Vice President and Secretary
Timothy W. Dygert	Vice President, Systems Engineering
Charles E. Monts	Vice President Finance
Andrew W. Prete	Assistant Secretary
Kenneth S. Salyer	Vice President of Product Engineering/MIS

The directors and executive officers of Gefen, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 10600 Nordhoff Street, Chatsworth, CA 91311.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Hagai Gefen	President and Chief Executive Officer
Kevin W. Donnelly	Vice President and Secretary
Charles E. Monts	Vice President – Finance
Andrew W. Prete	Assistant Secretary
Uri Ram	Senior Vice President
Grant D. Rummell	Vice President

The directors and executive officers of Governair Corporation are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 4841 North Sewell, Oklahoma City, OK 73118.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Eric Roberts	President
Kevin W. Donnelly	Vice President and Secretary
Jeff S. Forman	Vice President and General Manager
Andrew W. Prete	Assistant Secretary
William Taylor	Controller

9

The directors and executive officers of GTO, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 3121 Hartsfield Road, Tallahassee, FL 32303.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Joseph A. Kelley	President
Grant D. Rummell	Chief Executive Officer
Darryl Beadle	Vice President Operations and Research and Development
Kevin W. Donnelly	Vice President and Secretary
Robert Gill	Vice President Human Resources and Technical Service
Adam Marshall	Vice President Procurement and Logistics
Charles E. Monts	Vice President – Finance
Kevin Peaden	Vice President, Sales
Andrew W. Prete	Assistant Secretary

The directors and executive officers of HC Installations, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Huntair, Inc., 11555 SW Myslony Street, Tualatin, OR 97062.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Eric Roberts	President
Kevin W. Donnelly	Vice President and Secretary
Andrew W. Prete	Assistant Secretary
Brian J. Smith	Vice President, Finance

The executive officers of HomeLogic LLC are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 100 Hoods Lane, Marblehead, MA 01945.

Name	Office
Robert P. Farinelli, Jr.	President
Richard L. Bready	Vice President
Edward J. Cooney	Vice President and Treasurer
Kevin W. Donnelly	Vice President and Secretary
Marvin H. Duncan, Jr.	Vice President of Operations
James S. Herman, Jr.	Vice President and General Manager
Joseph W. Lautner	Vice President of Sales and Marketing
Charles E. Monts	Vice President Finance
Andrew W. Prete	Assistant Secretary
Grant D. Rummell	Vice President

The directors and executive officers of Huntair, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 11555 SW Myslony Street, Tualatin, OR 97062.

10

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
David E. Benson	President
John E. Albert	Vice President and Chief Operating Officer
Kevin W. Donnelly	Vice President and Secretary
Andrew W. Prete	Assistant Secretary

The executive officers of International Electronics LLC are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Linear LLC, 1950 Camino Vida Roble, Carlsbad, CA 92008.

Name	Office
Richard L. Bready	Vice President
Edward J. Cooney	Vice President and Treasurer
Grant D. Rummell	President
Kevin W. Donnelly	Vice President and Secretary
Charles E. Monts	Vice President – Finance
Andrew W. Prete	Assistant Secretary

The executive officers of Linear LLC are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 1950 Camino Vida Roble, Carlsbad, CA 92008.

Name	Office
Grant D. Rummell	Chairman and Chief Executive Officer
Dan C. Stottlemyre	President
Gary S. Baker	Vice President Marketing
Richard L. Bready	Vice President
Terry Cain	Vice President Supply Chain Operations
Edward J. Cooney	Vice President and Treasurer
Kevin W. Donnelly	Vice President and Secretary
Bruce J. Ehlers	Vice President – Engineering
Larry M. Foisie	Vice President Sales, Entry Systems
Todd W. Hokunson	Vice President of Sales, Electronic Systems
Bradley E. Koga	Vice President Controller
Charles E. Monts	Vice President – Finance
Andrew W. Prete	Assistant Secretary

The directors and executive officers of LiteTouch, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 3400 S. West Temple, Salt Lake City, UT 84115.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
John R. Worden	President
Fred Bolingbroke	Vice President – Finance
Kevin W. Donnelly	Vice President and Secretary
Angela Larson	Vice President of Sales and Marketing
Charles E. Monts	Vice President
Andrew W. Prete	Assistant Secretary
Grant D. Rummell	Vice President

11

The directors and executive officers of Magenta Research Ltd. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 128 Litchfield Road, New Milford, CT 06776.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Robert H. Michaels	President
Grant D. Rummell	Executive Vice President
Kevin W. Donnelly	Vice President and Secretary
Tullio Gatti	Vice President – Finance
Charles E. Monts	Vice President
Andrew W. Prete	Assistant Secretary

The directors and executive officers of Mammoth-Webco, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o CES Group, Inc., 13200 Pioneer Trail, Eden Prairie, MN 55347-4125.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Eric Roberts	President
Kevin W. Donnelly	Vice President and Secretary
William R. Haugh	Vice President – General Manager
Andrew W. Prete	Assistant Secretary
Brian J. Smith	Vice President, Finance

The directors and executive officers of Niles Audio Corporation are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 12331 S.W. 130 Street, Miami, FL 33186.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Frank Sterns	President
Marcos Alonso	Vice President and Chief Financial Officer
Grant D. Rummell	Chief Executive Officer
Michael Detmer	Vice President- Sales and Marketing
Kevin W. Donnelly	Vice President and Secretary
Charles E. Monts	Vice President – Finance
Andrew W. Prete	Assistant Secretary

The directors and executive officers of Nordyne Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 8000 Phoenix Parkway, O'Fallon, MO 63366.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
David J. LaGrand	President and Chief Executive Officer

12

Joseph Brandt	Vice President, Sales Residential and Light Commercial, Western Region and Canada
Edward P. Davies	Vice President, Controller
Richard De Loach	Vice President – Engineering
Kevin W. Donnelly	Vice President and Secretary
Andrew M. Fitzgerald	Vice President, Sales Residential and Light Commercial, Central Region
James D. Fox	Vice President of Sales – Manufactured Housing
Michael T. Nix	Vice President – Operations
Andrew W. Prete	Assistant Secretary
Allan J. Reifel	Vice President – Research and Development

The directors and executive officers of NORDYNE International, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 11500 N.W. 34th, Miami, FL 33178.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Hector Henriette	President
Kevin W. Donnelly	Vice President and Secretary
David J. LaGrand	Vice President
Andrew W. Prete	Assistant Secretary

The directors and executive officers of Nortek International, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Nortek, Inc., 50 Kennedy Plaza, Providence, RI 02903.

Name	Office
Richard L. Bready	Director and President
Edward J. Cooney	Director and Vice President and Treasurer
Kevin W. Donnelly	Vice President and Secretary

The executive officers of NuTone LLC are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Broan-NuTone LLC, 926 West State Street, Hartford, WI 53027.

Name	Office
Richard L. Bready	Vice President
Edward J. Cooney	Vice President and Treasurer
David L. Pringle	President
Kevin W. Donnelly	Vice President and Secretary
John M. Pendergast	Vice President
Joseph A. Podawiltz	Vice President
Andrew W. Prete	Assistant Secretary

The directors and executive officers of OmniMount Systems, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 8201 S. 48th Street, Phoenix, AZ 85044.

13

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Geoff Miller	President
Grant D. Rummell	Chief Executive Officer
Raymond T. Nakano	Executive Vice President and Chief Financial Officer
Kevin W. Donnelly	Vice President and Secretary
Charles E. Monts	Vice President – Finance
Andrew W. Prete	Assistant Secretary
Alexander Robertson	Senior Vice President of Sales and Marketing
Brett Stenhouse	Vice President of Sourcing and New Business Development

The directors and executive officers of Operator Specialty Company, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 19 Railroad Street, Casnovia, MI 49318.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Dan C. Stottlemyre	President
Grant D. Rummell	Chief Executive Officer
Kevin W. Donnelly	Vice President and Secretary
Larry M. Foisie	Vice President – Sales
Charles E. Monts	Vice President of Finance
Andrew W. Prete	Assistant Secretary

The directors and executive officers of Pacific Zephyr Range Hood, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 370 Townsend Street, San Francisco, CA 94107.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Luke Siow	President
Kevin W. Donnelly	Vice President and Secretary
John M. Pendergast	Vice President
Andrew W. Prete	Assistant Secretary
David L. Pringle	Vice President
Alex Siow	Senior Vice President
Annie Siow	Vice President of Finance

The directors and executive officers of Panamax Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 1690 Corproate Circle, Petaluma, CA 94954.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
William E. Pollock	President
Grant D. Rummell	Chief Executive Officer
John D. Humphrey	Chief Financial Officer
Kevin W. Donnelly	Vice President and Secretary
David W. Keller	Senior Vice President of Sales and Marketing

14

Charles E. Monts	Vice President
Douglas A. Penna	Vice President of Engineering
Andrew W. Prete	Assistant Secretary
Christopher A. Swan	Vice President of Operations

The directors and executive officers of Rangaire GP, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Broan-NuTone Storage Solutions LP, 501 S. Wilhite, Cleburne, TX 76033.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Steven J. Quinette	President
Kevin W. Donnelly	Vice President and Secretary
John Lewis	Vice President of Operations
Andrew W. Prete	Assistant Secretary
David L. Pringle	Vice President

The directors and executive officers of Rangaire LP, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Broan-NuTone Storage Solutions LP, 501 S. Wilhite, Cleburne, TX 76033.

Name	Office
Richard L. Bready	Director and President
Edward J. Cooney	Director and Vice President and Treasurer
Kevin W. Donnelly	Vice President and Secretary
Andrew W. Prete	Assistant Secretary

The directors and executive officers of Secure Wireless, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 5817 Dryden Place #104, Carlsbad, CA 92008.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Grant D. Rummell	Chief Executive Officer
Jeffrey Christiansen	Vice President – Operations
Richard Darling	Vice President – ABT Sales
Kevin W. Donnelly	Vice President and Secretary
Greg Hancock	Vice President – ABT Operations
Scott Matlock	Vice President – Sales
Charles E. Monts	Vice President – Finance
Andrew W. Prete	Assistant Secretary
George Seelman	Vice President – Engineering
Kevin Slatnick	Vice President – General Manager ABT Division
Charles D. Stevens	Vice President – General Manager

The directors and executive officers of SpeakerCraft, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 940 Columbia Avenue, Riverside, CA 92507.

15

Name	Office
Richard L. Bready	Chairman
Edward J. Cooney	Director and Vice President and Treasurer
Jeremy P. Burkhardt	President
Grant D. Rummell	Chief Executive Officer
Charles E. Monts	Chief Financial Officer
David H. Donald	Vice President – Marketing
Kevin W. Donnelly	Vice President and Secretary
Jeffrey Francisco	Vice President of Product Development
Keith Marshall	Vice President of Proficient
Andrew W. Prete	Assistant Secretary
Richard E. Schnell	Vice President of Finance

The directors and executive officers of Temtrol, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 15 East Oklahoma Avenue, Okarche, OK 73762.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
George A. Halko	President
Kevin W. Donnelly	Vice President and Secretary
Andrew J. Halko	Controller
Andrew W. Prete	Assistant Secretary
Eric Roberts	Vice President

The directors and executive officers of Xantech Corporation are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 13100 Telfair Avenue, Sylmar, CA 91342.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Graham V. Hallett	President
Grant D. Rummell	Chief Executive Officer
Kevin W. Donnelly	Vice President and Secretary
Charles E. Monts	Vice President – Finance
Donald L. Mosandle	Vice President of Operations
Andrew W. Prete	Assistant Secretary

The directors and executive officers of Zephyr Corporation are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: 2277 Harbor Bay Parkway, Alameda, CA 94502.

Name	Office
Richard L. Bready	Director and Vice President
Edward J. Cooney	Director and Vice President and Treasurer
Luke Liow	President
Kevin W. Donnelly	Vice President and Secretary
Gilbert Ligh	Vice President of Operations
John M. Pendergast	Vice President
Andrew W. Prete	Assistant Secretary

16

David L. Pringle	Vice President
Alex Siow	Senior Vice President
Annie Siow	Vice President of Finance
Dean Striler	Vice President of Sales

5. PRINCIPAL OWNERS OF VOTING SECURITIES.

(a) The following tables set forth, as of September 8, 2009, certain information regarding each person known by the Applicants to beneficially own 10 percent or more of the respective voting securities of the Applicants:

(1)  The Company

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nortek Holdings, Inc. 50 Kennedy Plaza, Providence, RI 02903-2360	Common Stock	3,000	100%

(A) The following table sets forth, as of September 8, 2009, certain information regarding each person that owns 10 percent or more of Nortek Holdings, Inc.’s voting securities:

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NTK Holdings, Inc. 50 Kennedy Plaza, Providence, RI 02903-2360	Common Stock	3,000	100%

(B) The following table sets forth, as of September 8, 2009, certain information regarding each person that owns 10 percent or more of NTK Holdings, Inc.’s voting securities:

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
THL-Nortek Investors LLC 100 Federal Street, Boston, MA 02110	Common Stock	3,000	100%

(C) The following table sets forth, as of September 8, 2009, certain information regarding each person that owns 10 percent or more of THL-Nortek Investors LLC’s voting securities:

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Thomas H. Lee Partners L.P. and affiliates(1)	Class B Units	360,800.02	76.18%

(1) Includes interests owned by each of Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., Great-West Investors L.P., Putnam Investments Employees’ Securities Company I, LLC, Putnam Investments Employees’ Securities Company II, LLC, 1997 Thomas H. Lee Nominee Trust, and Thomas H. Lee Investors Limited Partnership. Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P. and Thomas H. Lee Equity (Cayman) Fund V, L.P. are Delaware limited partnerships, whose general partner is THL Equity Advisors V, LLC, a Delaware limited liability company. Thomas H. Lee Advisors, LLC, a Delaware limited liability company, is the general partner of THL, a Delaware limited partnership, which is the sole member of THL Equity Advisors V, LLC. Thomas H. Lee Investors Limited Partnership is a Massachusetts limited partnership, whose general partner is THL Investment Management Corp., a Massachusetts corporation. The 1997 Thomas H. Lee Nominee Trust is a trust with U.S. Bank, N.A. serving as Trustee. Thomas H. Lee, a managing director of THL has voting and investment control over common shares owned of record by the 1997 Thomas H. Lee Nominee Trust. David V. Harkins, Anthony J. DiNovi and Kent R. Weldon are managing directors of THL. Each of Messrs. Harkins, DiNovi and Weldon may be deemed to beneficially own

17

member units of THL-Nortek Investors LLC held of record by Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P. and Thomas H. Lee Investors Limited Partnership. Each of these individuals disclaims beneficial ownership of these units except to the extent of their pecuniary interest therein. The address of Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, the 1997 Thomas H. Lee Nominee Trust, Anthony J. DiNovi, David V. Harkins and Kent R. Weldon is 100 Federal Street, Boston, MA 02110. Great-West Investors L.P., Putnam Investments Employees’ Securities Company I, LLC and Putnam Investments Employees’ Securities Company II, LLC each disclaims beneficial ownership of any securities other than the securities held directly by such entity. The address for the Putnam entities is One Post Office Square, Boston, MA 02109.

(2) Aigis Mechtronics, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA	Common Stock	100	100%

(3) Broan-Mexico Holdings, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903-2360	Common Stock	100	100%

(4) Broan-NuTone LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903-2360	Membership Interest	N/A	70%
NuTone LLC c/o Broan-NuTone LLC 926 West State Street Hartford, WI 53027	Membership Interest	N/A	30%

(5) Broan-NuTone Storage Solutions LP

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Rangaire LP, Inc. c/o Broan-NuTone Storage Solutions LP 501 S. Wilhite Cleburne, TX 76031	Limited Partnership Interest	N/A	99%
Rangaire GP, Inc. c/o Broan-NuTone Storage Solutions LP 501 S. Wilhite Cleburne, TX 76031	General Partnership Interest	N/A	1%

18

(6) CES Group, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nordyne Inc. 8000 Phoenix Parkway O'Fallon, MO 63368-3827	Common Stock	1,000	100%

(7) CES International Ltd.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mammoth-Webco, Inc. c/o CES Group, Inc. 13200 Pioneer Trail; Suite 150 Eden Prairie, MN 55347-4125	Common Stock	100	100%

(8) Cleanpak International, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CES Group, Inc. 13200 Pioneer Trail; Suite 150 Eden Prairie, MN 55347-4125	Common Stock	100	100%

(9) Elan Home Systems, L.L.C.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Membership Interest	N/A	100%

(10) Gefen, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock	2,500	100%

(11) Governair Corporation

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CES Group, Inc. 13200 Pioneer Trail; Suite 150 Eden Prairie, MN 55347-4125	Common Stock	380,000	100%

19

(12) GTO, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock	100	100%

(13) HC Installations, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CES Group, Inc. Huntair, Inc. 11555 SW Myslony Street Tualatin, OR 97062	Common Stock	100	100%

(14) HomeLogic LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Elan Home Systems, L.L.C. 1300 New Circle Road; Suite 150 Lexington, KY 40505-4259	Membership Interest	N/A	100%

(15) Huntair Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CES Group, Inc. 13200 Pioneer Trail; Suite 150 Eden Prairie, MN 55347-4125	Common Stock	100	100%

(16) International Electronics LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Membership Interest	N/A	100%

(17) Linear LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903-2360	Membership Interest	N/A	100%

20

(18) LiteTouch, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Class A Voting Common Stock	1,040	100%

(19) Magenta Research Ltd.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock	11,550	100%

(20) Mammoth-Webco, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CES Group, Inc. 13200 Pioneer Trail; Suite 150 Eden Prairie, MN 55347-4125	Common Stock	100	100%

(21) Niles Audio Corporation

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock	100	100%

(22) Nordyne Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903-2360	Common Stock	100	100%

(23) NORDYNE International, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nordyne Inc. 8000 Phoenix Parkway O'Fallon, MO 63368-3827	Common Stock	100	100%

21

(24) Nortek International, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903-2360	Common Stock	720	72%
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock	280	28%

(25) NuTone LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903-2360	Membership Interest	N/A	100%

(26) OmniMount Systems, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock Preferred Stock	10,500,000 100	100% 100%

(27) Operator Specialty Company, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock	100	100%

(28) Pacific Zephyr Range Hood, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Broan-NuTone LLC 926 West State Street Hartford, WI 53027	Common Stock	2,000	100%

(29) Panamax Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock	10,000	100%

22

(30) Rangaire GP, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Broan-NuTone LLC 926 West State Street Hartford, WI 53027	Common Stock	100	100%

(31) Rangaire LP, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Broan-NuTone LLC 926 West State Street Hartford, WI 53027	Common Stock	100	100%

(32) Secure Wireless, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock	100	100%

(33) SpeakerCraft, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock	200	100%

(34) Temtrol, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CES Group, Inc. 13200 Pioneer Trail; Suite 150 Eden Prairie, MN 55347-4125	Common Stock	669.5	100%

(35) Xantech Corporation

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Linear LLC 1950 Camino Vida Roble Suite 150 Carlsbad, CA 92008	Common Stock	100	100%

23

(36) Zephyr Corporation

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Broan-NuTone LLC 926 West State Street Hartford, WI 53027	Common Stock	180,200	100%

6. UNDERWRITERS.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this application.

(b) There is no proposed principal underwriter for the New Notes that are to be offered in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. CAPITALIZATION.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicants outstanding on September 8, 2009.

(1) The Company

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	3,000 shares
10% Senior Secured Notes due 2013	$750,000,000	$742,900,000
81/2% Senior Subordinated Notes due 2014	$625,000,000	$625,000,000
97/8% Senior Subordinated Notes due 2011	$10,000,000	$9,965,000

(2) Aigis Mechtronics, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	100 shares

(3) Broan-Mexico Holdings, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $1.00 per share	1,000 shares	100 shares

(4) Broan-NuTone LLC2

Title of Class	Amount Authorized	Amount Outstanding
N/A	N/A	N/A

(5) Broan-NuTone Storage Solutions LP

Title of Class	Amount Authorized	Amount Outstanding
N/A	N/A	N/A

_________________________

2  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

24

 (6) CES Group, Inc.3

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.10 per share	3,000 shares	1,000 shares

 (7) CES International Ltd.4

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	100 shares

(8) Cleanpak International, Inc.5

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	100 shares

 (9) Elan Home Systems, L.L.C6

Title of Class	Amount Authorized	Amount Outstanding
N/A	N/A	N/A

 (10) Gefen, Inc.7

Title of Class	Amount Authorized	Amount Outstanding
Common stock, no par value	25,000 shares	2,500 shares

(11) Governair Corporation8

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.50 per share	400,000 shares	380,000 shares

 (12) GTO, Inc.9

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.001 per share	3,000 shares	100 shares

(13) HC Installations, Inc.10

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	100 shares

_________________________

3  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

4  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

5  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

6  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

7  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

8  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

9  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

10  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

25

(14) HomeLogic LLC11

Title of Class	Amount Authorized	Amount Outstanding
N/A	N/A	N/A

(15) Huntair Inc.12

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	100 shares

(16) International Electronics LLC13

Title of Class	Amount Authorized	Amount Outstanding
N/A	N/A	N/A

(17) Linear LLC14

Title of Class	Amount Authorized	Amount Outstanding
N/A	N/A	N/A

(18) LiteTouch, Inc.15.

Title of Class	Amount Authorized	Amount Outstanding
Class A Voting Common stock, par value $1.00 per share	30,000 shares	1,040 shares
Class B Nonvoting Common stock, par value $1.00 per share	20,000 shares	0 shares

(19) Magenta Research, Ltd.16

Title of Class	Amount Authorized	Amount Outstanding
Common stock, no par value	20,000 shares	11,550 shares

 (20) Mammoth-Webco, Inc.17

Title of Class	Amount Authorized	Amount Outstanding

Common stock, par value $1.00 per share	1,000 shares	100 shares

(21) Niles Audio Corporation18

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	100 shares

_________________________

11  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

12  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

13  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

14  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

15  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

16  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

17  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

18  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

26

 (22) Nordyne Inc.19

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $1.00 per share	1,000 shares	100 shares

(23) NORDYNE International, Inc.20

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	100 shares

 (24) Nortek International, Inc.21

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	1,000 shares

 (25) NuTone LLC.22

Title of Class	Amount Authorized	Amount Outstanding
N/A	N/A	N/A

(26) OmniMount Systems, Inc.23

Title of Class	Amount Authorized	Amount Outstanding
Common stock, no par value	11,000,000 shares	10,500,000 shares
Series A Preferred stock, no par value	1,000,000 shares	100 shares

(27) Operator Specialty Company, Inc.24

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $1.00 per share	50,000 shares	100 shares

(28) Pacific Zephyr Range Hood, Inc.25

Title of Class	Amount Authorized	Amount Outstanding
Common stock, no par value	100,000 shares	2,000 shares

_________________________

19  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

20  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

21  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

22  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

23  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

24  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

25  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

27

(29) Panamax Inc.26

Title of Class	Amount Authorized	Amount Outstanding
Common stock, no par value	10,000 shares	10,000 shares

(30) Rangaire GP, Inc.27

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $.0.01 per share	3,000 shares	100 shares

(31) Rangaire LP, Inc.28

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	100 shares

(32) Secure Wireless, Inc.29

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	100 shares

(33) SpeakerCraft, Inc.30

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	200 shares

(34) Temtrol, Inc.31

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $100.00 per share	1,000 shares	669 ½ shares

(35) Xantech Corporation32

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	100 shares	100 shares

(36) Zephyr Corporation33

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $1.00 per share	1,000,000 shares	180,200 shares

_________________________

26  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

27  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

28  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

29  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

30  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

31  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

32  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

33  Guarantor of 10% Senior Secured Notes due 2013 and 8 1/2 % Senior Subordinated Notes due 2014

28

(b) Each holder of common stock or membership interest of each Applicant, both prior to and subsequent to the effective date of the Plan of Reorganization, is entitled to one vote for each such security held on all matters submitted to a vote of securityholders.

INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be issued under the Indenture, the form of which is attached hereto as Exhibit T3C.1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”). Holders of New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of New Notes are not described in this analysis.  Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

Each of the following is an event of default:

(1)	the Company defaults for 30 days in the payment when due of interest on the New Notes;
(2)	the Company defaults in payment when due of the principal of, or premium, if any, on the New Notes;
(3)	failure by the Company or a Restricted Subsidiary to comply with the Change of Control section, the Asset Sales section, and the Merger, Consolidation, or Sale of Assets section of the Indenture;
(4)

failure by the Company or any of its Restricted Subsidiaries for 45 days after notice by the Trustee or by Holders of at least 25% in principal amount of the then outstanding New Notes to comply with any of the other agreements in the Indenture, the Security Agreement, any other Security Document or the Intercreditor Agreement;

(5)

default by the Company or any Restricted Subsidiary under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(a)	is caused by a failure to make any payment when due at the final maturity (after any applicable grace period) of such Indebtedness (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $40 million or more;

(6)

failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $40 million (net of any amount covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days after such judgments have become final and non-appealable and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

29

(7)

except as permitted by the Indenture, any Note Guarantee of a Guarantor that is a Significant Subsidiary, or the Note Guarantees of any group of Guarantors that, taken together, would constitute a Significant Subsidiary, shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any such Guarantor or group of Guarantors, or any Person acting on behalf of any such Guarantor or group of Guarantors, shall deny or disaffirm its obligations under its Note Guarantee;

(8)

the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law:

(i)	commences a voluntary case; or
(ii)	consents to entry of an order for relief against it in an involuntary case; or
(iii)	consents to the appointment of a custodian of it or for all or substantially all of its property; or
(iv)	makes a general assignment for the benefit of its creditors; or
(v)	generally is not paying its debts as they become due; or
(9)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
(i)

is for relief against the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;

(ii)

appoints a custodian of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, take as a whole, would constitute a Significant Subsidiary; or

(iii)

orders the liquidation of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days;

(10)

any security interest purported to be created by any Security Document with respect to any Collateral, individually or in the aggregate, having a fair market value in excess of $50.0 million, shall cease to be, or shall be asserted by the Company or any Guarantor not to be, a valid, perfected security interest in the securities, assets or properties covered thereby; except to the extent that any such loss of perfection or priority results from the failure of the Trustee or Collateral Agent to make filings, renewals and continuations (or other equivalent filings) which the Company has indicated in the Perfection Certificate are required to be made or the failure of the Trustee to maintain possession of certificates actually delivered to it representing securities pledged under the Security Documents); and

(11)

the failure by the Company or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Security Documents or Intercreditor Agreement except for a failure that would not be material to the Holders of the New Notes and would not materially affect

30

the value of the Collateral taken as a whole (together with the defaults described in clauses (7) and (10) above).

In the event of a declaration of acceleration of the New Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (5) of the preceding paragraph, the declaration of acceleration of the New Notes shall be automatically annulled if the holders of any Indebtedness described in clause (5) of the preceding paragraph have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (i) the annulment of the acceleration of New Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, except nonpayment of principal or interest on the New Notes that became due solely because of the acceleration of the New Notes have been cured or waived.

In the case of any Event of Default specified in clause (8) or (9) above that occurs and is continuing, then all unpaid principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding New Notes shall become due and payable immediately without further action or notice on the part of the Trustee or any Holder.

If any Event of Default (other than an Event of Default specified in clause (8) or (9) above) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all unpaid principal of, premium, if any, and accrued interest on the New Notes to be due and payable immediately by notice in writing in writing to the Company specifying the respective Event of Default.

Holders of the New Notes may not enforce the Indenture or the New Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power.

If a Default occurs and is continuing and the Trustee receives actual notice of such Default, the Trustee shall mail to each Holder notice of the uncured Default within 60 days after such notice is received. Except in the case of a Default in payment of the principal of, premium, if any, or interest on, any Note, including an accelerated payment and the failure to make payment on the Change of Control Payment Date pursuant to a Change of Control Offer or the Offer Payment Date pursuant to an Asset Sale Offer or Note Collateral Asset Sale Offer, as applicable, the Trustee may withhold the notice if and so long as the Board of Directors, the executive committee, or a trust committee of directors and/or Responsible Officers, of the Trustee in good faith determines that withholding the notice is in the interest of the Holders.

AUTHENTICATION AND DELIVERY OF THE NEW NOTES; APPLICATION OF PROCEEDS.

The Trustee shall authenticate the initial amount of the New Notes upon a written order of the Company. Thereafter, the Trustee shall authenticate additional New Notes in unlimited amount, as permitted by the Indenture, upon a written order of the Company in aggregate principal amount as specified in such order.

One officer, who shall have been duly authorized by all requisite corporate actions, shall sign the New Notes for the Company by manual or facsimile signature. If the officer whose signature is on a New Note was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the New Note, the Note shall be valid nevertheless.

No New Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such New Note a certificate of authentication substantially in the form provided for therein executed by the Trustee by manual signature, and such certificate upon any New Note shall be conclusive evidence, and the only evidence, that such New Note has been duly authenticated and delivered thereunder. Notwithstanding the foregoing, if any New Note shall have been authenticated and delivered thereunder but never issued and sold by the Company, and the Company shall deliver such New Note to the Trustee for cancellation as provided in the cancellation section of the Indenture, for all purposes of the Indenture such New Note shall be deemed never to have been authenticated and delivered thereunder and shall never be entitled to the benefits of the Indenture.

31

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the New Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate the New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company and Affiliates of the Company. Each Paying Agent is designated as an authenticating agent for purposes of the Indenture.

The New Notes shall be issuable only in registered form without coupons in denominations of $1,000 principal amount and any integral multiple of $1,000.

The New Notes will be issued in the form of one or more fully registered global certificates (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for the Company’s 10% Senior Secured Notes due 2013 in connection with the restructuring of Nortek Holdings, Inc., Nortek, Inc. and their respective debtor subsidiaries. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Notes.

RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

In connection with the Applicants’ restructuring and the issuance of the New Notes, the Company, the Guarantors and the Trustee will enter into a security agreement which the Company expects will contain similar terms as to those in which the Company is currently a party to in relation to the Company’s 10% Senior Secured Notes due 2013.  The following is a summary of the collateral release provisions of the Indenture:

Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents, the Intercreditor Agreement or as provided in the Indenture. The Company and the Guarantors will be entitled to a release of property and other assets included in the Collateral from the Liens securing the New Notes, and the Trustee (subject to its receipt of an Officer Certificate and Opinion of Counsel as provided below) shall release, or instruct the Collateral Agent to release, as applicable, the same from such Liens at the Company’s sole cost and expense, under one or more of the following circumstances:

(1) to enable the Company or any Guarantor to sell, exchange or otherwise dispose of any of the Collateral to the extent not prohibited the provisions of the Indenture relating to Asset Sales;

(2) in the case of a Guarantor that is released from its Guarantee with respect to the New Notes, the release of the property and assets of such Guarantor;

(3) pursuant to an amendment or waiver in accordance with Article 9 of the Indenture; or

(4) if the Notes have been discharged or defeased pursuant to Section 8.01 or Section 8.02 of the Indenture.

The second-priority lien on the ABL Collateral securing the New Notes will terminate and be released automatically if the first-priority liens on the ABL Collateral are released by the Bank Collateral Agent (unless, at the time of such release of such first-priority liens, an Event of Default shall have occurred and be continuing under the Indenture). Notwithstanding the existence of an Event of Default, the second-priority lien on the ABL Collateral securing the New Notes shall also terminate and be released automatically to the extent the first-priority liens on the ABL Collateral are released by the Bank Collateral Agent in connection with a sale, transfer or disposition of ABL Collateral that is either not prohibited under the Indenture or occurs in connection with the foreclosure of, or other

32

exercise of remedies with respect to, such ABL Collateral by the Bank Collateral Agent (except with respect to any proceeds of such sale, transfer or disposition that remain after satisfaction in full of the Lenders Debt). The liens on the Collateral securing the New Notes that otherwise would have been released pursuant to the first sentence of this paragraph will be released when such Event of Default and all other Events of Default under the Indenture cease to exist.

Upon receipt of an Officers’ Certificate and an Opinion of Counsel certifying that all conditions precedent under the Indenture and the Security Documents (and Section 314(d) of the Trust Indenture Act), if any, to such release have been met and any necessary or proper instruments of termination, satisfaction or release prepared by the Company, the Trustee shall, or shall cause the Collateral Agent, to execute, deliver or acknowledge (at the Company’s expense) such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents or the Intercreditor Agreement. Neither the Trustee nor the Collateral Agent shall be liable for any such release undertaken in good faith in reliance upon any such Officer Certificate or Opinion of Counsel, and notwithstanding any term hereof or in any Security Document to the contrary, the Trustee and Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such Officer Certificate and Opinion of Counsel.

In the event that the Company delivers to the Trustee an Officers’ Certificate certifying that (i) payment in full of the principal of, together with accrued and unpaid interest on, the New Notes and all other obligations under the Indenture, the Note Guarantees and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid or (ii) the Company shall have exercised its legal defeasance option or its covenant defeasance option the Trustee shall deliver to the Company and the Collateral Agent a notice stating that the Trustee, on behalf of the Holders, disclaims and gives up any and all rights it has in or to the Collateral (other than with respect to funds held by the Trustee in trust for the defeasance of the Indenture and repayment of the New Notes), and any rights it has under the Security Documents, and upon receipt by the Collateral Agent of such notice, the Collateral Agent shall be deemed not to hold a Lien in the Collateral on behalf of the Trustee and shall do or cause to be done all acts reasonably necessary to release such Lien as soon as is reasonably practicable.

SATISFACTION AND DISCHARGE; DEFEASANCE

The Company may, at its option and at any time, elect to have either paragraph (1) or (2) below be applied to all outstanding New Notes, provided that the provisions of the Indenture relating to compliance with conditions and covenants (as discussed below) have been satisfied.

1.

Each of the Company and Guarantors shall, subject to the satisfaction of the provisions of the Indenture relating to compliance with conditions and covenants (as discussed below), be deemed to have been discharged from their respective obligations with respect to all outstanding New Notes and Note Guarantees on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding New Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of the application of trust money section of the Indenture, and to have satisfied all its other obligations under such New Notes, the Indenture, the Note Guarantees and the Security Documents (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged under the Indenture:

a.

the rights of Holders of outstanding New Notes to receive payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due from the trust described in the application of trust money section of the Indenture;

33

b.

the Company’s obligations with respect to such New Notes under the holder lists, transfer and exchange, replacement notes, outstanding notes and maintenance of office or agency sections of the Indenture;

c.	the rights, powers, trusts, duties and immunities of the Trustee, Collateral Agent and the Company’s and the Guarantors’ obligations in connection therewith; and
d.	the provisions of the Indenture relating to discharge and defeasance.

Subject to compliance with the provisions of the Indenture relating to discharge and defeasance, the Company may exercise its option under this paragraph (1) notwithstanding the prior exercise of its option under paragraph (2) below.

2.

The Company shall, subject to the satisfaction of the provisions of the Indenture relating to compliance with the conditions and covenants (as discussed below), be released from its obligations under the covenants contained in Sections 4.04, 4.05, 4.07, 4.09 through 4.26 and clauses (3) and (4) of Section 5.01(a) of the Indenture with respect to the outstanding New Notes on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”), and the New Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes under the Indenture (it being understood that such New Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding New Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such covenant or by reason of any reference in any such covenant to any other provision therein or in any other document and such omission to comply shall not constitute an Event of Default under the Indenture (as discussed above), but, except as specified above, the remainder of the Indenture and such New Notes shall be unaffected thereby. In addition, subject to the provisions of the Indenture relating to compliance with the conditions and covenants (as discussed below), the following sections of the Indenture shall not constitute a default: clauses (3), (4) (with respect to the Security Agreement, other Security Documents and Intercreditor Agreement only), (5), (6), (10) and (11) of the Events of Default, as discussed above.

The Indenture, the Note Guarantees and the Security Documents will be discharged and will cease to be of further effect as to all Notes issued thereunder, except for (i) the Company’s obligations in Sections 2.06, 2.07, 2.08, 2.09, 4.02, 7.07, 8.05 and 8.06 of the Indenture, which shall survive until the New Notes are repaid or redeemed and no longer outstanding and (ii) the Company’s obligations in Sections 7.07, 8.05 and 8.06 of the Indenture after the New Notes are no longer outstanding, when the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture and, either:

1.

all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

2.

(A) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year, including as a result of a redemption notice properly given pursuant to the Indenture, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. Legal Tender, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (B) no Default or Event of Default

34

shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; and (C) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the Redemption Date, as the case may be.

In addition, the Company shall deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent providing for or relating to the termination of the Company’s obligations under the New Notes and the Indenture have been complied with.

In order to exercise either Legal Defeasance or Covenant Defeasance:

1.

the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in U.S. Legal Tender, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding New Notes on the Stated Maturity or on the applicable Redemption Date, as the case may be, and the Company must specify whether the New Notes are being defeased to maturity or to a particular Redemption Date;

2.

in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case, to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

3.

in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

4.

no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

5.

such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

6.

the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of New Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

7.

the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

35

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

The Company must deliver to the Trustee, within 120 days after the close of each fiscal year commencing with the fiscal year ending December 31, 2010, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and further stating, as to each such Officer signing such certificate, that to the best of such Officer’s knowledge, the Company during such preceding fiscal year has kept, observed, performed and fulfilled each and every such covenant and no Default occurred during such year and at the date of such certificate there is no Default that has occurred and is continuing or, if such signers do know of such Default, the certificate shall describe its status with particularity. The Officers’ Certificate shall also notify the Trustee should the Company elect to change the manner in which it fixes its fiscal year end.

The Company must deliver to the Trustee as soon as possible, and in any event within fifteen days after the Company becomes aware of the occurrence of any Default or Event of Default, an Officers’ Certificate specifying the Default or Event of Default and describing its status with particularity and the action proposed to be taken thereto.

Upon any request or application by the Company to the Trustee or Collateral Agent to take any action under the Indenture, the Company must furnish to the Trustee or Collateral Agent at the request of the Trustee or Collateral Agent: (a) an Officers’ Certificate, in form and substance reasonably satisfactory to the Trustee and Collateral Agent, stating that, in the opinion of the signers, all conditions precedent to be performed or effected by the Company, if any, provided for in the Indenture relating to the proposed action have been complied with; and (b) an Opinion of Counsel stating that, in the opinion of such counsel, any and all such conditions precedent have been complied with.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture, other than the Officers’ Certificate required by the first two paragraphs in this section, must include: (a) a statement that the Person making such certificate or opinion has read such covenant or condition; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with or satisfied; and (d) a statement as to whether or not, in the opinion of each such Person, such condition or covenant has been complied with; provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials.

9. OTHER OBLIGORS.

Other than each of the Applicants, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 41, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as trustee, under the Indenture to be qualified.*

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A.1

Amended and Restated Certificate of Incorporation of Nortek, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed by Nortek, Inc. on October 22, 2004 (the “2004 Registration Statement”)).

36

Exhibit T3A.1

Amended and Restated Certificate of Incorporation of Nortek, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed by Nortek, Inc. on October 22, 2004 (the “2004 Registration Statement”)).

Exhibit T3A.2

Certificate of Incorporation of Aigis Mechtronics, Inc., as amended (incorporated by reference to Exhibit 3.7 to the Registration Statement on Form S-4 filed by Nortek, Inc. on August 11, 2008 (the “2008 Registration Statement”)).

Exhibit T3A.3	Certificate of Incorporation of Broan-Mexico Holdings, Inc. *
Exhibit T3A.4	Certificate of Formation of Broan-NuTone LLC (incorporated by reference to Exhibit 3.5 to the 2004 Registration Statement).
Exhibit T3A.5	Certificate of Limited Partnership of Broan-NuTone Storage Solutions LP, as amended (incorporated by reference to Exhibit 3.15 to the 2008 Registration Statement).
Exhibit T3A.6	Certificate of Incorporation of CES Group, Inc. (incorporated by reference to Exhibit 3.7 to the 2004 Registration Statement).
Exhibit T3A.7	Certificate of Incorporation of CES International Ltd.*
Exhibit T3A.8	Certificate of Incorporation of Cleanpak International, Inc., as amended (incorporated by reference to Exhibit 3.19 to the 2008 Registration Statement).
Exhibit T3A.9	Articles of Organization of Elan Home Systems, L.L.C. (incorporated by reference to Exhibit 3.11 to the 2004 Registration Statement).
Exhibit T3A.10	Articles of Incorporation of Gefen, Inc. (incorporated by reference to Exhibit 3.23 to the 2008 Registration Statement).
Exhibit T3A.11	Articles of Incorporation of Govenair Corporation, as amended (incorporated by reference to Exhibit 3.13 to the 2004 Registration Statement).
Exhibit T3A.12	Articles of Incorporation of GTO, Inc. (incorporated by reference to Exhibit 3.27 to the 2008 Registration Statement).
Exhibit T3A.13	Certificate of Incorporation of HC Installations, Inc. (incorporated by reference to Exhibit 3.29 to the 2008 Registration Statement).
Exhibit T3A.14	Certificate of Formation of HomeLogic LLC, as amended (incorporated by reference to Exhibit 3.31 to the 2008 Registration Statement).
Exhibit T3A.15	Certificate of Incorporation of Huntair, Inc., as amended (incorporated by reference to Exhibit 3.33 to the 2008 Registration Statement).
Exhibit T3A.16	Articles of Organization-Conversion of International Electronics LLC.*
Exhibit T3A.17	Articles of Organization-Conversion of Linear LLC (incorporated by reference to Exhibit 3.21 to the 2004 Registration Statement).
Exhibit T3A.18	Articles of Incorporation of Lite Touch, Inc., as amended (incorporated by reference to Exhibit 3.45 to the 2008 Registration Statement).
Exhibit T3A.19	Certificate of Incorporation of Magenta Research Ltd. (incorporated by reference to Exhibit 3.47 to the 2008 Registration Statement).
Exhibit T3A.20	Certificate of Incorporation of Mammoth-Webco, Inc.*
Exhibit T3A.21	Certificate of Incorporation of Niles Audio Corporation, as amended (incorporated by reference to Exhibit 3.53 to the 2008 Registration Statement).
Exhibit T3A.22	Certificate of Incorporation of Nordyne, Inc., as amended (incorporated by reference to Exhibit 3.29 to the 2004 Registration Statement).
Exhibit T3A.23	Certificate of Incorporation of NORDYNE International, Inc., as amended (incorporated by reference to Exhibit 3.59 to the 2008 Registration Statement).
Exhibit T3A.24	Certificate of Incorporation of Nortek International, Inc. (incorporated by reference to Exhibit 3.61 to the 2008 Registration Statement).
Exhibit T3A.25	Certificate of Conversion of NuTone LLC, as amended.*
Exhibit T3A.26	Certificate of Incorporation of OmniMount Systems, Inc. (incorporated by reference to Exhibit 3.33 to the 2004 Registration Statement).
Exhibit T3A.27	Certificate of Incorporation of Operator Specialty Company, Inc., as amended (incorporated by reference to Exhibit 3.35 to the 2004 Registration Statement).
Exhibit T3A.28	Articles of Incorporation of Pacific Zephyr Range Hood Inc. (incorporated by reference to Exhibit 3.69 to the 2008 Registration Statement).
Exhibit T3A.29	Certificate of Incorporation of Panamax Inc. as amended (incorporated by reference to Exhibit 3.71 to the 2008 Registration Statement).

37

Exhibit T3A.30	Certificate of Incorporation of Rangaire GP, Inc. (incorporated by reference to Exhibit 3.37 to the 2004 Registration Statement).
Exhibit T3A.31	Certificate of Incorporation of Rangaire LP, Inc. as amended (incorporated by reference to Exhibit 3.41 to the 2004 Registration Statement).
Exhibit T3A.32	Articles of Incorporation of Secure Wireless, Inc. (incorporated by reference to Exhibit 3.77 to the 2008 Registration Statement).
Exhibit T3A.33

Certificate of Incorporation of Speakercraft, Inc., as amended (incorporated by reference to Exhibit 3.43 to Registration Statement on Form S-4/A filed by Nortek, Inc. on December 17, 2004 (the “2004 Registration Statement Amendment”)).

Exhibit T3A.34	Certificate of Incorporation of Temtrol, Inc., as amended (incorporated by reference to Exhibit 3.45 to the 2004 Registration Statement).
Exhibit T3A.35	Articles of Incorporation of Xantech Corporation, as amended (incorporated by reference to Exhibit 3.51 to the 2004 Registration Statement).
Exhibit T3A.36	Articles of Incorporation of Zephyr Corporation (incorporated by reference to Exhibit 3.89 to the 2008 Registration Statement).
Exhibit T3B.1	By-Laws of Nortek, Inc. (incorporated by reference to Exhibit 3.2 to the 2004 Registration Statement).
Exhibit T3B.2	By-laws of Aigis Mechtronics, Inc. (F/K/A Acquisition Sub 2007-3, Inc.) (incorporated by reference to Exhibit 3.8 to the 2008 Registration Statement).
Exhibit T3B.3	By-laws of Broan-Mexico Holdings, Inc. (F/K/A Jensen Industries, Inc.) (incorporated by reference to Exhibit 3.18 to the 2004 Registration Statement)
Exhibit T3B.4	Second Amended and Restated Limited Liability Company Agreement of Broan-NuTone LLC (incorporated by reference to Exhibit 3.14 to the 2008 Registration Statement).
Exhibit T3B.5	Agreement of Limited Partnership of Broan-NuTone Storage Solutions LP (F/K/A Rangaire LP) (incorporated by reference to Exhibit 3.40 to the 2004 Registration Statement).
Exhibit T3B.6	By-laws of CES Group, Inc. (incorporated by reference to Exhibit 3.8 to the 2004 Registration Statement).
Exhibit T3B.7	By-laws of CES International Ltd. (F/K/A Mammoth China Ltd.) (incorporated by reference to Exhibit 3.24 to the 2004 Registration Statement)
Exhibit T3B.8	By-laws of Cleanpak International, Inc. (F/K/A Acquisition Sub 2006-3, Inc.) (incorporated by reference to Exhibit 3.20 to the 2008 Registration Statement).
Exhibit T3B.9	Amended and Restated Operating Agreement of Elan Home Systems, L.L.C. (incorporated by reference to Exhibit 3.12 to the 2004 Registration Statement).
Exhibit T3B.10	By-laws of Gefen, Inc. (incorporated by reference to Exhibit 3.24 to the 2008 Registration Statement).
Exhibit T3B.11	By-laws of Govenair Corporation (incorporated by reference to Exhibit 3.14 to the 2004 Registration Statement).
Exhibit T3B.12	By-laws of GTO, Inc. (incorporated by reference to Exhibit 3.28 to the 2008 Registration Statement).
Exhibit T3B.13	By-laws of HC Installations, Inc. (incorporated by reference to Exhibit 3.30 to the 2008 Registration Statement).
Exhibit T3B.14	Amended and Restated Limited Liability Company Agreement of HomeLogic LLC (incorporated by reference to Exhibit 3.32 to the 2008 Registration Statement).
Exhibit T3B.15	By-laws of Huntair, Inc. (F/K/A Acquisition Sub 2006-2, Inc.) (incorporated by reference to Exhibit 3.34 to the 2008 Registration Statement).
Exhibit T3B.16	Limited Liability Company Agreement of International Electronics LLC.*
Exhibit T3B.17	Operating Agreement of Linear LLC (incorporated by reference to Exhibit 3.22 to the 2004 Registration Statement).
Exhibit T3B.18	By-laws of Lite Touch, Inc. (incorporated by reference to Exhibit 3.46 to the 2008 Registration Statement).
Exhibit T3B.19	By-laws of Magenta Research Ltd. (incorporated by reference to Exhibit 3.48 to

38

the 2008 Registration Statement).
Exhibit T3B.20	By-laws of Mammoth-Webco, Inc. (F/K/A Mammoth, Inc.) (incorporated by reference to Exhibit 3.28 to the 2004 Registration Statement)
Exhibit T3B.21	By-laws of Niles Audio Corporation (F/K/A DMU Sub, Inc.) (incorporated by reference to Exhibit 3.54 to the 2008 Registration Statement).
Exhibit T3B.22	By-laws of Nordyne Inc., as amended (incorporated by reference to Exhibit 3.30 to the 2004 Registration Statement).
Exhibit T3B.23	By-laws of NORDYNE International, Inc. (F/K/A IMS Acquisition Sub, Inc.) (incorporated by reference to Exhibit 3.60 to the 2008 Registration Statement).
Exhibit T3B.24	By-laws of Nortek International, Inc. (incorporated by reference to Exhibit 3.62 to the 2008 Registration Statement).
Exhibit T3B.25	Limited Liability Company Agreement of NuTone LLC.*
Exhibit T3B.26	By-laws of OmniMount Systems, Inc. (incorporated by reference to Exhibit 3.34 to 2004 Registration Statement Amendment).
Exhibit T3B.27	By-laws of Operator Specialty Company, Inc. (incorporated by reference to Exhibit 3.36 to the 2004 Registration Statement Amendment).
Exhibit T3B.28	By-laws of Pacific Zephyr Range Hood Inc. (incorporated by reference to Exhibit 3.70 to the 2008 Registration Statement).
Exhibit T3B.29	By-laws of Panamax Inc. (incorporated by reference to Exhibit 3.72 to the 2008 Registration Statement).
Exhibit T3B.30	By-laws of Rangaire GP, Inc. (incorporated by reference to Exhibit 3.38 to the 2004 Registration Statement).
Exhibit T3B.31	By-laws of Rangaire LP, Inc (incorporated by reference to Exhibit 3.42 to the 2004 Registration Statement).
Exhibit T3B.32	By-laws of Secure Wireless, Inc. (incorporated by reference to Exhibit 3.78 to the 2008 Registration Statement).
Exhibit T3B.33	By-laws of SpeakerCraft, Inc. (incorporated by reference to Exhibit 3.44 to the 2004 Registration Statement Amendment).
Exhibit T3B.34	By-laws of Temtrol, Inc. (incorporated by reference to Exhibit 3.46 to the 2004 Registration Statement).
Exhibit T3B.35	By-laws of Xantech Corporation (incorporated by reference to Exhibit 3.52 to the 2004 Registration Statement).
Exhibit T3B.36	By-laws of Zephyr Corporation (incorporated by reference to Exhibit 3.90 to the 2008 Registration Statement).
Exhibit T3C.1	Form of Indenture among Nortek, Inc., the guarantors named therein and , as trustee.
Exhibit T3D.1	Not Applicable.
Exhibit T3E.1

Disclosure Statement relating to the Prepackaged Plan of Reorganization of Nortek Holdings, Inc., et al. dated September 18, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Nortek, Inc. on September 18, 2009).

Exhibit T3F.1

Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as trustee under the Indenture to be qualified.*

* To be filed by amendment.

39

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Providence and State of Rhode Island, on the 18th day of September, 2009.

NORTEK, INC.

By:	/s/ Kevin W. Donnelly
	Name:	Kevin W. Donnelly
	Title:	Vice President, General Counsel and Secretary

40

AIGIS MECHTRONICS, INC.

BROAN-MEXICO HOLDINGS, INC.

BROAN-NUTONE LLC

BROAN-NUTONE STORAGE SOLUTIONS LP

CES GROUP, INC.

CES INTERNATIONAL LTD.

CLEANPAK INTERNATIONAL, INC.

ELAN HOME SYSTEMS, L.L.C.

GEFEN, INC.

GOVERNAIR CORPORATION

GTO, INC.

HC INSTALLATIONS, INC.

HOMELOGIC LLC

HUNTAIR, INC.

INTERNATIONAL ELECTRONICS LLC

LINEAR LLC

LITETOUCH, INC.

MAGENTA RESEARCH LTD.

MAMMOTH-WEBCO, INC.

NILES AUDIO CORPORATION

NORDYNE INC.

NORDYNE INTERNATIONAL, INC.

NORTEK INTERNATIONAL, INC.

NUTONE LLC

OMNIMOUNT SYSTEMS, INC.

OPERATOR SPECIALTY COMPANY, INC.

PACIFIC ZEPHYR RANGE HOOD, INC.

PANAMAX INC.

RANGAIRE GP, INC.

RANGAIRE LP, INC.

SECURE WIRELESS, INC.

SPEAKERCRAFT, INC.

TEMTROL, INC.

XANTECH CORPORATION

ZEPHYR CORPORATION

		By:	/s/ Kevin W. Donnelly
			Name:	Kevin W. Donnelly
			Title:	Vice President and Secretary
(of entity listed or as an officer of the managing member, sole member or general partner)
Attest:

/s/ Andrew W. Prete
Name:	Andrew W. Prete
Title:	Assistant Secretary of Nortek, Inc.

41